FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2010

SUN MEDIA CORPORATION

(Translation of registrant’s name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

Quarterly Report for the Period Ending

March 31, 2010 of

SUN MEDIA CORPORATION

Filed in this Form 6-K

Documents index

1.	Quarterly report for the period ending March 31, 2010 for Sun Media Corporation

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2010

COMPANY PROFILE

Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. Sun Media publishes 187 publications across Canada in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media’s distribution business, Messageries Dynamiques. In addition, the Urban Daily Group operates six free daily publications, 24 Hours in Toronto, Ottawa, Calgary, Edmonton and Vancouver and 24 Heures in Montreal. The Community Newspaper Group includes Sun Media’s other publications, including nine paid daily community newspapers and 161 weekly newspapers, weekly shopping guides and agricultural and other specialty publications.

The following Management’s Discussion and Analysis covers the main activities of the Company in the first quarter of 2010 and the major changes from the last financial year. The unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and all amounts are in Canadian dollars unless otherwise indicated. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to Sun Media’s unaudited financial statements, see Note 10 to the Company’s unaudited financial statements for the three-month period ended March 31, 2010. This Management’s Discussion and Analysis should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2009 which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

NON-GAAP FINANCIAL MEASURE

In its analysis of operating results, Sun Media uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, equity loss on investment in SUN TV Company (“SUN TV”) and income taxes. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including:

•	it does not reflect financial expenses, including interest payments, or the cash required to pay interest and other financial expenses;

•	it does not reflect income tax expense or the cash required to pay income taxes;

•

although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect the cash required to pay expenses relating to Sun Media’s restructuring initiatives;

•	it does not reflect cash outlays for future contractual commitments; and

•	it does not reflect impairments or equity losses, including Sun Media’s equity losses in and advances to SUN TV.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2010

Sun Media’s definition of operating income may not be identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure. Table 1 provides the reconciliation of net income to operating income under Canadian GAAP and the reconciliation of operating income to cash flows provided by operating activities under Canadian GAAP for the three months ended March 31, 2010 and 2009.

Table 1

Reconciliation between the operating income measure used in this report and the net income and cash flows provided by operating activities measures used in the unaudited interim financial statements:

(in millions of Canadian dollars)

	Three months ended March 31
	2010	2009
Net income	$15.8	$6.6
Amortization	4.7	5.1
Financial expenses	7.6	10.0
Loss (gain) on valuation and translation of financial instruments	0.6	(2.7)
Restructuring of operations	2.2	2.7
Equity loss on investment in SUN TV	—	0.5
Income taxes	1.9	0.7

Operating income	$32.8	$22.9
Financial expenses	(7.6)	(10.0)
Restructuring charges	(2.2)	(2.7)
Current income taxes	(1.0)	—
Amortization of financing costs and long-term debt discount and other	0.4	0.4
Net change in non-cash balances related to operating activities	(8.0)	7.9

Cash flows provided by operating activities	$14.4	$18.5

2010/2009 FIRST QUARTER COMPARISON

Revenues: $188.2 million, a decrease of $6.0 million (3.1%).

•

Advertising revenues decreased $5.3 million or 3.8% and circulation revenues decreased $3.3 million or 7.9%. Revenues from commercial printing distribution and other sources increased $2.6 million or 20.5%. The Company continues to experience a period of dramatic transformation due to the industry-wide changes of the past several years.

•

Advertising revenues in the Urban Daily Group were 2.2% below last year. This variance is largely explained by a decline in retail and national advertising revenue. Advertising revenues declined mainly in the western urban daily newspapers. Advertising revenues from the free dailies declined 2.9%.

•

Advertising revenues in the Community Newspaper Group and other operations decreased 6.3%, with the biggest portion of the decline resulting from advertising softness in the Quebec and Alberta regions.

•	Circulation revenues decreased $3.3 million or 7.9% due to lower average paid circulation in most of the urban daily newspapers.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2010

Operating expenses: $155.4 million, a decrease of $15.9 million (9.3%).

•	Labour expenses increased 0.9%, newsprint expense decreased 25.0% and all other operating expenses decreased 13.5%.

•	Labour expenses increased in the quarter primarily due to:
•	the reversal of $4.9 million of bonus accruals in the prior period;
•	additional stock-based compensation expense of $1.5 million;

Partially offset by:

•	savings from restructuring initiatives implemented since December 2008; and
•	savings in commissions and benefits.

•	Newsprint expense decreased in the quarter substantially due to lower newsprint prices compared to the prior period.

•	Other operating expenses decreased in the quarter primarily due to:
•	savings as a result of strict cost containment initiatives, particularly in the areas of promotion, marketing and administration; and
•	lower Quebecor Media management fees of $0.3 million.

Operating income: $32.8 million, an increase of $9.9 million (43.2%).

•	Operating income increased primarily due to
•	lower newsprint expense of $5.1 million;
•	savings as a result of strict cost containment initiatives, particularly in the areas of promotion, marketing and administration fees;
•	savings from restructuring initiatives implemented since December 2008;

Partially offset by:

•	additional stock-based compensation of $1.5 million;
•	the reversal of $4.9 million of bonus accruals in the prior period; and
•	a $6.0 million decrease in total revenues.

Amortization: $4.7 million, a decrease of $0.5 million (9.1%).

•	Amortization decreased as certain long-lived assets were fully amortized by the end of the fourth quarter of 2009.

Financial expenses: $7.6 million, a decrease of $2.4 million (23.7%).

•	Financial expenses decreased mainly due to:
•	lower variable interest rates on the Company’s Senior Notes; and
•	lower interest from the conversion of $49.5 million in Quebecor Media subordinated loans to Class A Common Shares in the second quarter of 2009.

Loss (gain) on valuation and translation of financial instruments: $0.6 million loss, compared to $2.7 million gain in the first quarter of 2009.

•	The change was due to:
•	a $10.4 million unfavourable variance in the loss on embedded derivatives and derivative instruments for which hedge accounting is not used; and
•	a $0.8 million unfavourable variance on gain on ineffective portion of fair value hedges;

Partially offset by:

•	a $7.9 million favourable variance on gain on foreign currency translation of financial instruments for which hedge accounting is not used.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2010

Charge for restructuring of operations: $2.2 million, compared with $2.7 million in 2009.

•

Restructuring charges of $2.2 million were recorded for the three months ended March 31, 2010 of which $2.4 million related to the elimination of positions, mainly resulting from back-office consolidation initiatives.

•

Restructuring charges for the three months ended March 31, 2009 of $2.7 million related to severances for employees in a number of publications in the western region, including 24 Hours Vancouver, Edmonton Sun, Calgary Sun and several Alberta community papers.

Income taxes: $1.9 million (effective tax rate of 10.9%) expense compared to $0.7 million (effective tax rate of 9.7%) in the same quarter of 2009.

•	The unfavourable variance of $1.2 million was mainly due to:
•	increase in income before tax in the first quarter of 2010 of $10.4 million, resulting in an unfavourable tax impact of $3.1 million;

Partially offset by:

•	increase in interest expense on subordinated loans to Quebecor Media Printing resulting in lower income tax expense of $1.9 million.

Net income: $15.8 million, compared with $6.6 million in the same quarter in 2009.

•	The increase of $9.2 million was mainly due to:
•	higher operating income of $9.9 million;
•	lower financial expenses of $2.4 million;
•	lower charge for restructuring of operations of $0.5 million;

Partially offset by:

•	higher income taxes of $1.2 million; and
•	an unfavourable variance of $3.3 million in gains and losses on valuation and translation of financial instruments.

CASH FLOWS AND FINANCIAL POSITION

Operating Activities

Cash flows provided by operating activities: $14.4 million in the first quarter of 2010, compared with $18.5 million in the same quarter of 2009.

•	The $4.1 million decrease was mainly due to:
•	negative net changes in non-cash balances related to operating activities of $15.9 million mainly related to the timing of payments;

Partially offset by:

•	$9.9 million increase in operating income; and
•	$2.4 million decrease in financial expenses.

•	During the three months ended March 31, 2010, payments of $4.1 million were made in relation to restructuring initiatives implemented since the fourth quarter of 2008.

Working capital of Sun Media: $114.5 million at March 31, 2010, compared with $62.3 million at December 31, 2009. The favourable variance of $52.2 million was mainly due to the reclassification of the Company’s assets held for sale balance to current assets, an increase in cash and cash equivalents of $9.6 million and a decrease in accounts payable and accrued liabilities of $17.5 million. This was partially offset by a decrease in accounts receivable of $10.5 million.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2010

Investing Activities

•	Additions to property, plant and equipment and intangible assets increased $1.1 million in the first quarter of 2010.

•

On January 20, 2010, the Company entered into a tax consolidation transaction with Quebecor Media Printing Inc. (“Quebecor Media Printing”), a related company, whereby Quebecor Media Printing issued a subordinated loan in the amount of $590.0 million to Sun Media bearing interest at an annual rate of 11.0%. Concurrently, Sun Media used those proceeds to invest in $590.0 million of preferred shares issued by Quebecor Media Printing at a dividend rate of 11.25%.

•	As part of its restructuring initiatives, Sun Media sold certain tangible assets in April 2010 for total proceeds of approximately $40.0 million.

Financing Activities

•	The decrease in long-term debt of $4.3 million in the first quarter of 2010 was mainly due to the following changes:

Cash adjustments:

•	mandatory and other principal debt repayments by Sun Media in the amount of $0.1 million;

Other non-cash adjustments:

•	$4.6 million favourable impact of foreign currency translation and fair value adjustments;

Marginally offset by:

•	amortization of financing costs and long-term debt discount of $0.4 million.

Financial Position as of March 31, 2010

Total available liquidity: total available liquidity is $203.2 million, comprised of a revolving credit facility of $70.0 million, which was undrawn as of March 31, 2010, and cash and cash equivalents of $133.2 million.

Long-term debt: $244.2 million, compared with $248.5 million as of December 31, 2009, a decrease of $4.3 million (see “Financing Activities” above).

As of March 31, 2010, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:

Table 2

Minimum principal amount on Sun Media’s long-term debt

12-month periods ending on March 31

(in millions of Canadian dollars)

2011	$0.4
2012	0.4
2013	246.5
2014	—
2015	—
2016 and thereafter	—

Total	$247.3

The weighted average term of Sun Media’s debt was approximately 2.8 years as of March 31, 2010 (3.1 years as of December 31, 2009). The debt comprises approximately 10.9% fixed-rate debt (10.9% as of December 31, 2009) and 89.1% floating-rate debt (89.1% as of December 31, 2009).

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2010

Management expects that the principal needs for cash relating to Sun Media’s existing operations will be to fund operating activities and working capital, capital expenditures, distributions to its shareholder, debt repayment and debt service. Management also believes that cash provided by operating activities and the available sources of financing described above should be sufficient to cover the Company’s principal cash requirements. Pursuant to its financing agreements, the Company is required to maintain certain financial ratios. The key covenants in these agreements include an interest coverage ratio and leverage ratio (long-term debt over operating income). As of March 31, 2010, the Company was in compliance with its required ratios.

Dividends: The Company did not make any dividend payments during the three months ended March 31, 2010. On April 21 and May 12, 2010, Sun Media paid dividends of $22.0 million and $20.0 million, respectively, to Quebecor Media.

ADDITIONAL INFORMATION

Contractual Obligations

As of March 31, 2010, material contractual obligations included capital repayment and interest on long-term debt and subordinated loans to Quebecor Media, obligations related to derivative financial instruments and operating lease arrangements. Table 3 is a summary of contractual obligations related to financial instruments. There is no material change during the first quarter of 2010 in operating lease arrangements compared to the disclosures in the Annual Report for the year ended December 31, 2009 (Form 20-F).

Table 3

Financial contractual obligations as of March 31, 2010

(in millions of Canadian dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years and more
Accounts payable and accrued charges	$164.2	$164.2	$—	$—	$—
Long-term debt	247.3	0.4	246.9	—	—
Interest on long-term debt (a)	44.7	15.1	29.6	—	—
Subordinated loans to Quebecor Media	212.0	—	—	212.0	—
Interest on subordinated loans	53.9	14.8	39.1	—	—
Derivative instruments (b)	101.0	—	101.0	—	—
Operating leases and other commitments	29.9	12.7	10.4	4.6	2.2

Total	$853.0	$207.2	$427.0	$216.6	$2.2

(a)	Estimated interest payable on long-term debt based on the hedged and unhedged interest rates and hedged foreign exchange rate as of March 31, 2010.

(b)	Estimated future disbursements, net of receipts, related to derivative financial instruments used for foreign exchange hedging.

The table above excludes obligations under subordinated loans to related companies for which proceeds are used to invest in preferred shares of related companies for tax consolidation purposes of Quebecor Media and its subsidiaries.

Financial Instruments

Sun Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As of March 31, 2010, Sun Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign-exchange forward contracts and cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2010

Sun Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on other long-term debt. The Company does not hold or use any derivative financial instruments for trading purposes.

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a credit default premium to a net exposure by the counterparty or by the Company (see Table 4).

Table 4

Fair value of derivative financial instruments

(in millions of dollars)

	March 31, 2010			December 31, 2009
	Notional value		Book value and Fair value	Notional value		Book value and Fair value
Derivative financial instruments
Interest rate swap		$38.4	$(1.6)		$38.5	$(1.9)
Cross-currency interest rate swaps and foreign exchange forward contracts on senior notes	US$	205.0	$(91.9)	US$	205.0	$(86.7)

Gain on valuations and translations of financial instruments for the first quarter 2010 are summarized in Table 5.

Table 5

Loss (gain) on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended March 31
	2010	2009
Loss (gain) on embedded derivatives and derivative instruments for which hedge accounting is not used	$4.0	$(6.4)
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(3.6)	4.3
Loss (gain) on the ineffective portion of fair value hedges	0.2	(0.6)

	$0.6	$(2.7)

A gain of $0.2 million was recorded under other comprehensive income in the first quarter of 2010 in relation to cash flow hedging relationships ($0.02 million gain in 2009).

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2010

RECENT ACCOUNTING DEVELOPMENTS IN CANADA

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team that includes a project manager, senior levels of management from all relevant departments and subsidiaries, and a steering committee to oversee the project. An external expert advisor has also been hired to assist.

Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

“Diagnostic” Phase – This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.

“Design and Solutions Development” Phase – This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

“Implementation” Phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

“Post-Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

The Company has completed the diagnostic phase and the project design, has developed solutions for all of the important topics, and is continuing to execute its project implementation strategy. Comprehensive training has been given to key employees throughout the organization who will be affected by the changeover to IFRS, and the progress of the Company’s changeover plan continues to be communicated to internal and external stakeholders.

Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

On adoption of IFRS, the significant exemptions the Company intends to elect at transition with their related impacts in the opening balance sheet are as follows:

Exemption	Application of exemption

Business combinations	The Company expects to elect not to restate any business combinations that occurred prior to January 1, 2010. No impact is expected in the transitional balance sheet.

Employee benefits	On transition, the Company expects to elect to recognize immediately cumulative actuarial gains and losses arising from all of its defined benefit plans as at the transition date in opening retained earnings, with a corresponding increase in pension liabilities.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2010

Exemption	Application of exemption

Borrowing costs	On transition, the Company expects to elect to apply the capitalization of borrowing costs as calculated under IFRS on qualifying assets prospectively beginning on a designated date prior to transition. As a result, certain long-term asset balances and opening retained earnings will decrease in the transitional balance sheet.

In addition to the elective exemptions described above, IFRS does not permit the retrospective application of IFRS in the determination of prior period estimates and the designation of hedging arrangements. As such, estimates calculated under Canadian GAAP will be used for the purpose of preparing the IFRS transitional balance sheet. In addition, hedge accounting will only be applied on transition to previously designated hedging relationships.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting under Canadian GAAP. Differences in accounting policies adopted on and after transition to IFRS with respect to the recognition, measurement, presentation and disclosure of financial information, along with the related financial statement impacts, are expected to be in the following key accounting areas:

Key accounting area	Differences with potential impact for the Company

Presentation of financial statements (IAS 1)	• Format variations and additional disclosures in the notes to financial statements are required under IFRS.

Property, plant and equipment (IAS 16)	• No capitalization of start-up costs incurred on certain built-to-suit assets prior to substantial completion. • As a result, depreciation expense is expected to be different under IFRS.

Impairment of assets (IAS 36)

•      Grouping of assets in cash generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow valuation method in a single-step approach.

•      The change in methodology may result in additional asset impairments recognized on transition and in the future under IFRS than those recognized under Canadian GAAP.

•      Goodwill is allocated to, and tested in conjunction with its related CGU or group of CGUs that benefit from collective synergies.

•      Under certain circumstances, impairment previously taken (other than goodwill) is required to be reversed.

•      The Company has not yet concluded its assessment of asset impairment at transition.

Income taxes (IAS 12)

•      Recognition and measurement criteria for deferred tax assets and liabilities may differ.

•      Subsequent changes to deferred income taxes in the balance sheet related to transactions previously recorded in equity or other comprehensive income are also recorded directly in equity or Other Comprehensive Income (“OCI”) under IFRS as compared to through earnings under Canadian GAAP.

•      The opening balance sheet will also be adjusted for deferred tax consequences on IFRS differences arising from the conversion of other accounting standards.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2010

Key accounting area	Differences with potential impact for the Company

Employee benefits (IAS 19)

•      Immediate recognition of vested past service costs to opening retained earnings at transition and to income subsequent to transition, whereas under Canadian GAAP, vested or unvested past service costs are recognized linearly over the estimated average remaining service lifetime of participating employees.

•      After transition, the Company expects to recognize actuarial gains and losses as they occur in OCI, with no impact on income. Previously, under Canadian GAAP, actuarial gains and losses were amortized to income using the corridor method.

•      This change in accounting policy will result in the recognition of pension costs potentially different than otherwise recognized under Canadian GAAP.

•      The limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS is calculated differently, which may result in the recognition of additional liabilities and a decrease in opening retained earnings at transition and in other comprehensive income in future reporting periods.

Business combinations and minority interests (IFRS 3R)

•      Non-controlling interests are recorded at fair value at the date of acquisition and are presented as a separate component of shareholders’ equity.

•      Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.

•      Changes in ownership interests in a subsidiary that do not result in a loss of control accounted for as equity transactions.

•      These differences may result in financial statement impacts prospectively from transition on the occurrence of a future acquisition.

Related party transactions	• Recognition and measurement criteria for related party transactions may differ under IFRS. • This may result in reclassifications within equity accounts in the opening balance sheet.

Share-based payment (IFRS 2)

•      Liabilities related to share-based payments made to employees that call for settlement in cash or other assets are recognized at fair value at the initial grant date and re-measured at fair value at the end of each subsequent reporting period, as opposed to at intrinsic value under Canadian GAAP. Each instalment is accounted for as a separate arrangement.

•      This difference is expected to increase other liabilities and compensation costs on transition and in subsequent reporting periods.

Provisions and contingencies (IAS 37)

•      A different threshold is used for the recognition of a contingent liability that could impact the timing of when a provision may be recorded. At transition, liabilities for severance payments and contract termination penalties may be adjusted, with a corresponding effect on opening retained earnings.

Hedge accounting (IAS 39)

•      The criteria used under IFRS in the assessment of hedge effectiveness are generally consistent with those under Canadian GAAP, except for some differences in specific cases, including the consideration of non-performance risk in hedge effectiveness tests.

•      On transition, the Company intends to continue applying hedge accounting to all of its hedging arrangements.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.

Additionally, the Company has prepared a preliminary IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements, and is in the process of analyzing the contractual implications of new policy choices on financing arrangements and similar obligations.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2010

The effects on information technology, data systems, and internal controls have also been assessed, and the Company does not expect that significant modifications will be necessary on conversion.

At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management has implemented a system to accommodate parallel recording of financial information in accordance with IFRS as at the transition date and for each of the 2010 financial periods to be presented as comparative figures in its 2011 IFRS financial statements.

The Company will monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed.

Forward-looking statements

This report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	general economic, financial or market conditions;
•	variations in the businesses of our local, regional or national advertisers and in our advertising revenue;
•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms and the fragmentation of the media landscape;
•	our ability to successfully restructure our operations to optimize their efficiency in the context of the changing newspapers industry;
•	labour disputes or strikes;
•	changes in our ability to obtain raw materials critical to our operations, such as newsprint, at reasonable prices;
•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and
•	interest rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt, or that could have an impact on our accounting estimates.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this Quarterly Report and in Sun Media’s Annual Report on Form 20-F, for the fiscal year ended December 31, 2009, including under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligations to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents the Company may file with or furnish to the U.S. Securities and Exchange Commission, or the SEC.

SUN MEDIA CORPORATION

STATEMENTS OF INCOME

(In thousands of Canadian dollars)

(Unaudited)

	Three months ended March 31
	2010	2009
REVENUES	$188,245	$194,281
Operating expenses	155,418	171,356
Amortization	4,653	5,119
Financial expenses (note 2)	7,594	9,951
Loss (gain) on valuation and translation of financial instruments (note 3)	649	(2,731)
Restructuring of operations (note 4)	2,193	2,715
Equity loss on investment in SUN TV Company	—	549

INCOME BEFORE INCOME TAXES	17,738	7,322
Income taxes
Current	1,046	—
Future	888	713

	1,934	713

NET INCOME	$15,804	$6,609

See accompanying notes to financial statements

SUN MEDIA CORPORATION

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of Canadian dollars)

(Unaudited)

	Three months ended March 31
	2010	2009
Net income	$15,804	$6,609
Other comprehensive income (loss):
Gain (loss) on valuation of derivative instruments, net of income tax expense of $77 in the three-month period ended March 31, 2010 (2009 income tax recovery of $6)	222	(24)

Comprehensive income	$16,026	$6,585

SUN MEDIA CORPORATION

STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of Canadian dollars)

(Unaudited)

	Capital Stock (note 8)	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
Balance as of December 31, 2008	$272,428	$591	$35,979	$(2,187)	$306,811

Net income	—	—	6,609	—	6,609
Dividends	—	—	(8,000)	—	(8,000)
Other comprehensive loss	—	—	—	(24)	(24)

Balance as of March 31, 2009	272,428	591	34,588	(2,211)	305,396

Net income	—	—	60,221	—	60,221
Conversion of Quebecor Media subordinated loans to capital stock	49,500	—	—	—	49,500
Other comprehensive loss	—	—	—	831	831

Balance as of December 31, 2009	321,928	591	94,809	(1,380)	415,948
Net income	—	—	15,804	—	15,804
Other comprehensive income	—	—	—	222	222

Balance as of March 31, 2010	$321,928	$591	$110,613	$(1,158)	$431,974

See accompanying notes to financial statements

SUN MEDIA CORPORATION

STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

(Unaudited)

	Three months ended March 31
	2010	2009
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Net income	$15,804	$6,609
Adjustments for:
Amortization of property, plant and equipment	2,990	3,761
Amortization of intangible and other assets	1,663	1,358
Loss (gain) on valuation and translation of financial instruments (note 3)	649	(2,731)
Amortization of financing costs and long-term debt discount (note 2)	367	358
Future income taxes	888	713
Equity loss on investment in SUN TV Company	—	549
Other	—	32

	22,361	10,649
Net change in non-cash balances related to operating activities	(8,011)	7,866

Cash flows provided by operating activities	14,350	18,515

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(3,337)	(3,429)
Acquisition of intangible assets	(1,272)	(80)
Investment in preferred shares of related companies (note 6)	(590,000)	—

Cash flows used in investing activities	(594,609)	(3,509)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Net change in bank indebtedness	—	2,932
Net repayments under revolving bank facilities	—	(9,997)
Increase in subordinated loans from related companies (note 6)	590,000	—
Repayment of long-term debt	(100)	(100)
Dividends	—	(8,000)
Other	—	159

Cash flows provided by (used in) by financing activities	589,900	(15,006)

Increase in cash and cash equivalents	9,641	—
Cash and cash equivalents – beginning of period	123,531	—

CASH AND CASH EQUIVALENTS – END OF PERIOD	$133,172	$—

ADDITIONAL INFORMATION
Cash interest payments on long-term debt	$7,187	$11,314
Cash interest payments on subordinated loans from Quebecor Media	$3,659	$4,563
Cash income tax payments, net	$1,803	$104

See accompanying notes to financial statements

SUN MEDIA CORPORATION

BALANCE SHEETS

(In thousands of Canadian dollars)

(Unaudited)

	March 31, 2010	December 31, 2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$133,172	$123,531
Accounts receivable	111,438	121,892
Dividend receivable from related companies	12,184	—
Inventories	3,795	4,210
Prepaid expenses	4,979	4,562
Future income taxes	10,369	11,381
Assets held for sale (note 11)	35,136	—

	311,073	265,576

Investment in preferred shares of related companies (note 6)	590,000	—
Property, plant and equipment	92,062	91,715
Intangible assets	24,507	24,898
Other assets	17,997	17,969
Assets held for sale (note 11)	—	35,136
Goodwill	770,931	770,931

	$1,806,570	$1,206,225

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable and accrued charges (note 4)	$166,506	$183,987
Deferred revenue	16,933	18,203
Interest payable on subordinated loans from related companies	11,913	—
Income taxes	851	703
Current portion of long-term debt (note 7)	400	400

	196,603	203,293

Long-term debt (note 7)	244,206	248,528
Derivative financial instruments	93,538	88,599
Other liabilities	26,830	26,391
Future income taxes	11,419	11,466
Subordinated loans from Quebecor Media	212,000	212,000
Subordinated loans from related companies (note 6)	590,000	—

	1,374,596	790,277

SHAREHOLDER’S EQUITY
Capital stock	321,928	321,928
Contributed surplus	591	591
Retained earnings	110,613	94,809
Accumulated other comprehensive loss	(1,158)	(1,380)

	431,974	415,948

	$1,806,570	$1,206,225

Subsequent events (note 11)

See accompanying notes to financial statements

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the three-month period ended March 31, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

NATURE OF BUSINESS

Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada and maintains a number of online publications. Sun Media is also active in the newspaper, magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities.

1.	BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The same accounting policies as described in the Company’s latest annual consolidated financial statements have been used. However, these unaudited interim financial statements do not include all disclosures required under Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these financial statements contain all the adjustments considered necessary.

Sun Media’s business is seasonal due, among other factors, to seasonal advertising patterns and influences on people’s reading habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results.

References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.

Certain comparative figures for previous periods have been reclassified, in particular between revenues and operating expenses, to conform to the presentation adopted for the three-month period ended March 31, 2010.

2.	FINANCIAL EXPENSES

	Three months ended March 31
	2010	2009
Interest on long-term debt	$3,769	$4,972
Interest on subordinated loans from Quebecor Media	3,699	4,563
Amortization of financing costs and long-term debt discount	367	358
Interest on subordinated loans from related companies	11,913	—
Interest on convertible obligations from related companies	—	5,466
Dividend income on preferred shares of related companies	(12,184)	(5,592)
Other	30	184

	$7,594	$9,951

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the three-month period ended March 31, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

3.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2010	2009
Loss (gain) on embedded derivatives and derivative instruments for which hedge accounting is not used	$4,044	$(6,387)
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(3,609)	4,314
Loss (gain) on the ineffective portion of fair value hedges	214	(658)

	$649	$(2,731)

4.	RESTRUCTURING OF OPERATIONS

During the three-month period ended March 31, 2010, restructuring charges of $2,193 (2009—$2,715) were recorded for restructuring initiatives of which $2,420 related to the elimination of positions, net of a recovered amount of $227.

	Three months ended March 31
	2010	2009
Continuity of restructuring cost payable
Beginning balance	$29,200	$20,784
Workforce reduction initiatives	2,420	2,715
Payments	(4,076)	(10,025)

Ending balance	$27,544	$13,474

5.	PENSION PLANS

The Company maintains defined contribution and defined benefit pension plans for its employees. The total costs were as follows:

	Three months ended March 31
	2010	2009
Defined contribution pension plans	$431	$664
Defined benefit pension plans	2,478	2,454

Total benefit costs	$2,909	$3,118

6.	TRANSACTIONS WITH RELATED COMPANIES

Quebecor Media Printing Inc.

On January 20, 2010, the Company entered into a tax consolidation transaction with Quebecor Media Printing Inc. (“Quebecor Media Printing”), a related company, whereby Quebecor Media Printing issued a subordinated loan with a

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the three-month period ended March 31, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

maturity date of January 20, 2015 in the amount of $590,000 to Sun Media. The subordinated loan bears an interest rate of 11.0%, payable semi-annually on June 20 and December 20.

Concurrently, Sun Media used those proceeds to invest in $590,000 of preferred shares issued by Quebecor Media Printing at an annual cumulative dividend rate of 11.25%.

The Company’s investments in preferred shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting, and carry a fixed cumulative preferential dividend payable by the Company semi-annually.

The following table summarizes the Company’s issuance of a subordinated loan and its investment in Quebecor Media Printing Preferred Shares:

	Subordinated loan due in 2015	Quebecor Media Printing Preferred Shares
Balance – January 1, 2010	$—	$—
January 20, 2010	590,000	590,000

Balance – March 31, 2010	$590,000	$590,000

7.	LONG-TERM DEBT

	March 31, 2010	December 31, 2009
Bank credit facilities	$38,210	$38,310
Senior notes	209,139	213,760

	247,349	252,070
Change in fair value related to hedged interest rate risk	(1,243)	(1,500)
Adjustment related to embedded derivatives	940	1,013
Financing fees, net of amortization	(2,440)	(2,655)

	244,606	248,928
Less: Current portion	(400)	(400)

	$244,206	$248,528

8.	CAPITAL STOCK

(a)	Authorized capital stock

10,000,000,000 Voting Class A Common Shares, without par value;

10,000,000,000 Non-voting, redeemable Class B Preferred Shares, without par value;

10,000,000,000 Non-voting Class C Preferred Shares, without par value; and

100 Non-voting Class C Preferred Shares, Series 1.

The Class A Common Shares are voting, participating and entitle their holders to receive dividends as declared by the Board of Directors.

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the three-month period ended March 31, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

The Class B Preferred Shares are non-voting and redeemable at the option of the Company. Under certain circumstances, the Company has the right to purchase all or part of the then issued Class B Preferred Shares at its own option, or by mutual agreement with the holders of the then outstanding Class B Preferred Shares. The Class B Preferred Shares entitle their holders to receive a preferred non-cumulative dividend at a rate that shall be determined from time to time by the Board of Directors.

The Class C Preferred Shares are non-voting and are issuable in series. Terms and conditions of the Class C Preferred Shares are to be determined from time to time by the Board of Directors.

The Class C Preferred Shares, Series 1 are non-voting and redeemable at the option of the Company or of any holder of Class C Preferred Shares, Series 1. The Class C Preferred Shares, Series 1 entitle their holders to receive a fixed cumulative preferential dividend at a rate of 11.25% per share per annum.

(b)	Issued and outstanding capital stock

	Class A Common Shares
	Number	Amount
Balance – December 31, 2009 and March 31, 2010	1,384,752	$321,928

9.	STOCK-BASED COMPENSATION

The following table provides details of changes to outstanding options of Sun Media employees in the stock-based compensation plan of Quebecor Media for the three-month period ended March 31, 2010:

	Number	Weighted- Average Exercise Price
Outstanding options, as of December 31, 2009	604,302	$42.46
Granted	441,000	$46.48
Exercised	(55,087)	$39.13
Cancelled	(8,667)	$44.45
Transferred (1)	20,000	$44.45

Outstanding options, as of March 31, 2010	1,001,548	$44.44

Vested options, as of March 31, 2010	121,506	$40.86

(1)

Represents amounts for employees who were transferred from related companies. The Company’s accounting for the compensation expense of these stock options commenced from the date of the employees’ transfer.

During the three-month period ended March 31, 2010, a net stock-based compensation expense related to Quebecor Media’s stock-based compensation plan was recorded in the amount of $1,302 (2009— recovery of $158).

10.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The unaudited interim financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”), as described below. The following tables set forth the impact of significant differences on the Company’s unaudited interim financial statements between Canadian and U.S. GAAP.

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the three-month period ended March 31, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

(a)	Statements of income

	Three months ended March 31
	2010	2009
Net income as per Canadian GAAP	$15,804	$6,609
Adjustments:
Pension and post-retirement benefits (i)	490	(104)
Changes in fair value and ineffective portion of derivative instruments (ii)	(73)	(68)
Stock-based compensation (iii)	—	(1,700)
Other	(11)	(15)
Income taxes (v)	(109)	510

Net income as per U.S. GAAP	$16,101	$5,232

(b)	Statements of comprehensive income

	Three months ended March 31
	2010	2009
Comprehensive income as per Canadian GAAP	$16,026	$6,585
Adjustments to net income as per (a) above	297	(1,377)
Adjustments to other comprehensive income:
Pension and post-retirement benefits (i)	434	312
Income taxes on comprehensive income (v)	(116)	(84)

Comprehensive income as per U.S. GAAP	$16,641	$5,436

(c)	Balance sheet data

	March 31, 2010		December 31, 2009
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Intangible assets	$24,507	$24,839	$24,898	$25,241
Other assets	17,997	3,272	17,969	3,275
Goodwill	770,931	767,508	770,931	767,508
Current liabilities	196,603	199,903	203,293	206,593
Future income tax liabilities	11,419	(3,363)	11,466	(3,141)
Long-term debt	244,206	243,266	248,528	247,515
Other liabilities	26,830	54,709	26,391	54,825
Contributed surplus (iv)	591	8,991	591	8,991
Retained earnings	110,613	92,088	94,809	75,987
Accumulated other comprehensive loss	(1,158)	(24,306)	(1,380)	(24,846)

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the three-month period ended March 31, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

The accumulated other comprehensive loss as of March 31, 2010 and December 31, 2009 is as follows:

	March 31, 2010	December 31, 2009
Accumulated other comprehensive loss as per Canadian GAAP	$(1,158)	$(1,380)
Adjustments:
Pension and post-retirement benefits (i)	(34,064)	(34,498)
Income taxes on comprehensive income (v)	10,916	11,032

Accumulated other comprehensive loss as per U.S. GAAP	$(24,306)	$(24,846)

(i)	Pension and post-retirement benefits

Under U.S. GAAP, Codification Topic 715, Compensation – Retirement Benefits, requires the recognition of the over-or under-funded positions of defined benefit pension and other postretirement plans on the balance sheets, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize over or under-funded positions. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)	Derivative financial instruments

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established in Codification Topic 815, Derivatives and Hedging.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately from their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iii)	Stock-based compensation

Under U.S. GAAP, in accordance with Codification Topic 718, Compensation – Stock Compensation, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be remeasured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.

(iv)	Related party transactions

The Company entered into a tax consolidation transaction with a related party through which tax losses were transferred between the parties. Under Canadian GAAP, the transaction resulted in the recognition of a deferred credit of $8,400 in 2006, and in a $7,739 and $661 reduction in the Company’s income tax expense in 2007 and 2008, respectively. Under U.S. GAAP, since this transaction related to an asset transfer between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration paid would have been recognized in contributed surplus.

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the three-month period ended March 31, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

(v)	Income taxes

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN48”), an interpretation of Codification Topic 740, Income Taxes. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Codification Topic 740 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN48.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(vi)	Business combinations and non-controlling interests

The new provisions of Codification Topic 805, Business Combinations, adopted in 2009, apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. Codification Top 805 established guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of these provisions has not yet created a material difference between Canadian and U.S. GAAP.

The rules under Codification Topic 810, Consolidation, also adopted in 2009, establish guidance on accounting for non-controlling interests and for transactions with non-controlling interest. Codification Top 810 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions.

11.	SUBSEQUENT EVENTS

On April 21 and May 12, 2010, the Company paid dividends of $22,000 and $20,000, respectively, to its parent company, Quebecor Media.

As part of its restructuring initiatives, Sun Media sold certain tangible assets in April 2010 for total proceeds of approximately $40,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION

Date: May 17, 2010	By:	/s/ Kin-Man Lee
	Name:	Kin-Man Lee
	Title:	Chief Financial Officer